KIM RAMSEY
210.281.7251/fax: 210.224.2035
kramsey@akingump.com

September 20, 2005

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 5th Street, N.W.

Washington, DC 20549

Re:          Seneca Gaming Corporation

Form S-4 Registration Statement

Ladies and Gentlemen:

On behalf of Seneca Gaming Corporation (the “Company”), enclosed for filing by EDGAR is the Registration Statement on Form S-4 (the “Registration Statement”) for registration of the Company’s issuance of up to $200,000,000 aggregate principal amount of 7¼% senior notes due 2012, Series B in exchange for any and all of the Company’s outstanding 7¼% senior notes due 2012, Series B, which were issued in a private offering under Rule 144A on May 23, 2005.

Please call me if you have any questions at (210) 281-7251 or, in my absence, Allison Miller at (202) 887-4156.

Very truly yours,

/s/ Kim E. Ramsey

Kim E. Ramsey, Esq.

Enclosure

cc:	Joseph A. D’Amato
Rajat R. Shah
Seneca Gaming Corporation